UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 2, 2012, entitled "Notifiable trading".

Notifiable trading

The following primary insider has on 2 November acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at share price of NOK 140.40 in connection with the company’s long-term incentive program.

The long-term incentive program is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20 – 30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period. Number of acquired shares and new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	Purchased	New shareholding
Bacher, Lars Christian	223	13,375

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 2, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer